Exhibit 4.23

CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT

AND GENERAL RELEASE

This Confidential Negotiated Separation Agreement and General Release (the “Agreement and General Release”) dated as of March 13, 2023 is entered into between Bryan Bullett, with an address at 326 Allen Street, Hudson, New York 12534 and his heirs, executors, administrators, successors and assigns (collectively referred to throughout this Agreement and General Release as “Executive”), and Bit Digital, Inc., a Cayman Island company, with its principal place of business at 33 Irving Place, New York, New York 10003 (the “Company”), together with its affiliates, parents, insurers, subsidiaries, divisions, predecessors, successors, assigns, and its current and former employees, officers, directors, shareholders, agents and attorneys agree that:

WHEREAS, effective March 31, 2021, the Company entered into an Employment Agreement with Executive, which was amended as of January 1, 2022 (collectively, the “Employment Agreement”);

WHEREAS, Executive has been employed by the Company as Chief Executive Officer since on or about March 31, 2021;

WHEREAS, Executive is resigning his employment with the Company as Chief Executive Officer effective March 31, 2023 upon execution of this Agreement and General Release and an agreement upon a press release concerning Executive’s resignation from the Company and subject to the provisions set forth below; and

WHEREAS, both parties believe it is in their best interests to amicably settle any matters between them.

NOW THEREFORE, in consideration of the mutual promises and understandings set forth in this Agreement and General Release, and for other good and valuable consideration, the receipt of which is hereby acknowledged,

IT IS HEREBY AGREED, as follows:

1.	Resignation: Executive shall sign and submit the letter of resignation, attached hereto as Exhibit A to the Company and approval of the Press Release attached hereto as Exhibit B, upon the execution of this Agreement and General Release. Company and Executive shall sign the Advisory Services Agreement entered into on this date and attached hereto as Exhibit C.

2.	Consideration: In consideration for executing this Agreement and General Release and in compliance with the promises made herein, and provided that Executive has submitted the letter of resignation attached hereto as Exhibit A and has not revoked his execution of this Agreement and General Release within the applicable seven (7)-day period, it is agreed as follows:

a. Section 9(c) of the Employment Agreement (“Section 9(c)”) is hereby incorporated by reference with and into this Agreement and General Release, and the Company agrees and confirms that upon the Effective Date (as defined in Section 4 below) of this Agreement and General Release, the Company shall pay to Executive all amounts and deliver all benefits described in Section 9(c) including, without limitation, the total sum of One Million ($1,000,000.00) Dollars which shall be paid in a single lump sum payment on the Effective Date and no later than March 31, 2023, which shall be exclusive of any outstanding accrued and unused vacation and sick days, and in lieu of any cash bonus under his Employment Agreement.

3.	Restricted Stock Units: Pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan, the Executive was awarded restricted stock units (RSUs), including RSUs awarded to Executive as a consultant. Pursuant to the terms and conditions of the 2021 Second Omnibus Equity Incentive Plan, Executive was awarded additional RSUs. Upon the execution of this Agreement and General Release, all of the outstanding RSUs, to the extent not already vested, shall accelerate and be immediately vested and exercisable. Company hereby releases Executive from any and all express or implied lock-ups or restrictions on trading Company securities. To the extent the Executive is considered an insider at any time following the Effective Date, Company shall provide Executive an open trading window at least once per quarter and take any and all actions necessary to permit Executive to freely and lawfully trade Company securities.

4.	Revocation: As set forth more fully in paragraph 7, Executive may revoke his execution of this Agreement and General Release within seven (7) days after the date he signs it. This Agreement does not become effective until the eighth day after Executive executes it (the “Effective Date”).

In the event that Executive revokes this Agreement and General Release, this Agreement and General Release shall become null and void in its entirety on the date of such revocation and Executive shall not be entitled to receive any of the payments benefits or rights described in paragraph 2 above pursuant to this Agreement and General Release other than as may be otherwise provided for pursuant to the Employment Agreement or otherwise.

5.	Termination of Benefits: Other than any rights Executive may have pursuant to COBRA, New York State Continuation Coverage, the Employee Retirement Income Security Act (“ERISA”) and except as set forth herein inclusive of paragraph 2, all other benefits will terminate on the date of execution of this Agreement and General Release. Executive may choose to retain any life insurance policy purchased in his name by the Company. Pursuant to Section 5(f) of the Employment Agreement which is hereby incorporated by reference, the Company shall pay or reimburse any and all premiums on life insurance policies through March 31, 2023 and, thereafter, no longer pay or reimburse Executive for the cost of such policies. Executive is to advise the Company if he chooses to retain any Company owned policy. Pursuant to Section 9(c)(ii) of the Employment Agreement, the Company shall, at the Company’s expense, provide Executive with continued healthcare coverage under the Company’s group health plan (or comparable coverage) for twenty-four (24) months following March 31, 2023.

6.	General Release of Claims by Executive: In consideration of the payments and other considerations to Executive set forth in paragraph 2 of this Agreement and General Release, without affecting Executive’s right to enforce this Agreement and General Release or the Indemnification Agreement, and except for the specific covenants elsewhere in this Agreement, and to the extent consistent with law, Executive, knowingly and voluntarily, for Executive, Executive’s children, heirs, executors, administrators, successors and assigns (hereinafter “Releasors”), to the extent consistent with law, hereby fully and forever releases, acquits, discharges and promises not to sue the Company and its past, present and future parent and/or subsidiary entities, divisions, affiliates and any past, present or future partners, owners, joint venturers, stockholders, predecessors, successors, officers, directors, administrators, employees, agents, representatives, attorneys, heirs, executors, assigns, retirement plans and/or their trustees and any other person, firm or corporation with whom any of them is now or may hereafter be affiliated (hereinafter “Releasees”), over any and all claims, demands, obligations, losses, causes of action, costs, expenses, attorney’s fees, liabilities and indemnities of any nature whatsoever, whether negligent or intentional, whether now known or unknown, discovered now or in the future, whether based on race, age, disability, national origin, gender, sexual orientation, marital status, veteran status, protected activity, compensation and benefits from employment, including stock, stock options, stock option agreements and retirement plans, whether based on contract, tort, defamation, statute or other legal or equitable theory of recovery, whether mature or to mature in the future, which from the beginning of time of the world to the Effective Date Executive had, now has or claims to have against the Company or any other person or entity described above. The Executive’s rights under Indemnification Agreement are not affected by the terms and conditions of this Section 6.

Without limiting the foregoing, this Agreement and General Release applies to any and all matters that have been or which could have been asserted in a lawsuit or in any state or federal court, up to the date of this Agreement, specifically including, but not by way of limitation:

●	Claims under the Equal Pay Act, the National Labor Relations Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Post-Civil War Reconstruction Acts, as amended (42 U.S.C. §§ 1981-1988), the Age Discrimination in Employment Act of 1967(“ADEA”), as amended, the Americans with Disabilities Act of 1990, the Rehabilitation Act of 1973, as amended, the Employee Retirement Income Security Act of 1974, as amended, the Civil Rights Act of 1991, the Pregnancy Discrimination Act, any other federal statute, any state civil rights act, any state statutory wage claim such as those contained in Chapter 608 of the Nevada Revised Statutes, any other statutory claim, any claim of wrongful discharge, any claim in tort or contract, any claim seeking declaratory, injunctive, or equitable relief, or any other claim of any type whatsoever arising out of the common law of any state; notwithstanding the above, this release does not apply to any rights, obligations or claims governed by Article 18 of the New York State Labor Law (Unemployment Compensation).

●	Any claims for violations of public policy, state, federal or local statutory and/or common law, including but not limited to claims for: personal injury; invasion of privacy; retaliatory discharge; wrongful discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to Executive or any member of Executive’s family; and/or promissory estoppel.

●	Any other federal, state or local civil or human rights law, local employment relations laws or benefits laws, or any other local, state or federal law, regulation or ordinance and pursuant to any other obligations or claims, without limiting the generality of this Agreement and General Release, or arising out of contract, quasi contract, tort, tortious course of conduct, libel or slander, defamation, privacy rights, public policy, law or equity, mental and/or emotional distress, compensatory damages, back pay, front pay, vacation pay, profit sharing contributions, bonuses, loss of income, and including all claims for wages, notice, pay in lieu of notice and separation pay, up to and including the date of the signing of this Agreement and General Release.

●	Any claim for costs, fees or other expenses including attorneys’ fees incurred in connection with the negotiation of this Agreement and General Release.

●	This Paragraph 6 does not waive any rights or claims that may arise under ADEA after the date this agreement is signed.

7.	Release of Age Claims: EXECUTIVE SPECIFICALLY WAIVES AND RELEASES THE COMPANY FROM ALL CLAIMS EXECUTIVE MAY HAVE AS OF THE DATE EXECUTIVE SIGNS THIS AGREEMENT AND GENERAL RELEASE REGARDING CLAIMS OR RIGHTS ARISING UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, 29 U.S.C. § 621 (“ADEA”).

a. THIS PARAGRAPH 7 DOES NOT WAIVE RIGHTS OR CLAIMS THAT MAY ARISE UNDER ADEA AFTER THE DATE EXECUTIVE SIGNS THIS AGREEMENT AND GENERAL RELEASE.

b. EXECUTIVE FURTHER AGREES THAT:

(i) EXECUTIVE’S WAIVER OF RIGHTS UNDER THIS RELEASE IS KNOWING AND VOLUNTARY AND IN COMPLIANCE WITH THE OLDER WORKER’S BENEFIT PROTECTION ACT OF 1990;

(ii) EXECUTIVE UNDERSTANDS THE TERMS OF THIS AGREEMENT AND GENERAL RELEASE;

(iii) THE SEVERANCE PAYMENT AND OTHER GOOD AND VALUABLE CONSIDERATION WOULD NOT HAVE BEEN PROVIDED HAD EXECUTIVE NOT SIGNED THIS AGREEMENT AND GENERAL RELEASE;

(iv) EXECUTIVE HAS BEEN ADVISED IN WRITING BY THE COMPANY TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTING THIS AGREEMENT AND GENERAL RELEASE;

(v) THE COMPANY HAS GIVEN EXECUTIVE A PERIOD OF AT LEAST TWENTY-ONE (21) DAYS WITHIN WHICH TO CONSIDER THIS AGREEMENT AND GENERAL RELEASE;

(vi) EXECUTIVE REALIZES THAT FOLLOWING EXECUTIVE’S EXECUTION OF THIS AGREEMENT AND GENERAL RELEASE, EXECUTIVE HAS SEVEN (7) DAYS IN WHICH TO REVOKE THIS AGREEMENT AND GENERAL RELEASE BY WRITTEN NOTICE TO THE COMPANY, AND

(vii) THIS AGREEMENT AND GENERAL RELEASE SHALL BE VOID AND OF NO FORCE AND EFFECT IF EXECUTIVE CHOOSES TO SO REVOKE, AND IF EXECUTIVE CHOOSES NOT TO SO REVOKE, THAT THE RELEASE OF ANY RIGHTS UNDER THIS AGREEMENT AND GENERAL RELEASE SHALL THEN BECOME EFFECTIVE AND ENFORCEABLE on the eighth day after he executes it (the “effective date”).

c. ANY REVOCATION BY EXECUTIVE IN ACCORDANCE WITH THE PRIOR PARAGRAPH MUST BE SUBMITTED, IN WRITING, TO THE COMPANY AND STATE, “I HEREBY REVOKE MY WAIVER OF RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT CONTAINED IN THE SEPERATION AGREEMENT AND RELEASE BETWEEN BIT DIGITAL, INC. AND ME.” THE REVOCATION MUST BE PERSONALLY DELIVERED TO THE COMPANY’S ATTORNEYS, DAVIDOFF HUTCHER & CITRON LLP, 605 THIRD AVENUE, 15TH FLOOR, NEW YORK, NEW YORK 10158, ATTN.: ELLIOT H. LUTZKER. IF SENT BY MAIL THE REVOCATION MUST BE POSTMARKED WITHIN SEVEN (7) DAYS OF EXECUTION OF THIS AGREEMENT AND GENERAL RELEASE.

d. THIS WAIVER OF RIGHTS SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED. IF THE LAST DAY OF THE REVOCATION PERIOD IS A SATURDAY, SUNDAY OR LEGAL HOLIDAY IN NEW YORK, THEN THE REVOCATION PERIOD SHALL NOT EXPIRE UNTIL THE NEXT FOLLOWING DAY WHICH IS NOT A SATURDAY, SUNDAY OR LEGAL HOLIDAY. THIS AGREEMENT DOES NOT BECOME EFFECTIVE UNTIL THE EIGHTH DAY AFTER EXECUTIVE EXECUTES IT (THE “EFFECTIVE DATE”).

8.	Release of Claims by the Company; Indemnification: In consideration of the obligations and other considerations made to the Company as set forth in this Agreement and General Release, the Company knowingly, voluntarily and intentionally: (i) hereby fully and forever releases, acquits and discharges the Executive and his children, spouse, successors, assigns, estate, heirs, executors, administrators and Wellington Park Inc. (“Wellington”) to the full extent permitted by law from any and all claims, demands, obligations, losses, causes of action, costs, expenses, attorney’s fees, liabilities and indemnities of any nature whatsoever, whether negligent or intentional, whether now known or unknown, discovered now or in the future, asserted and non-asserted, whether based on contract, tort, defamation, statute or other legal or equitable theory of recovery, whether mature or to mature in the future, which from the beginning of time of the world to the Effective Date the Company had, now has or claims to have against Executive or any other person or entity described above; and (ii) agrees to defend, indemnify and hold harmless Executive and Wellington to the fullest extent of the law under the Company’s Memorandum and Articles of Association and Cayman Island corporate law from and against any and all loss, liability, damage, or expense (including reasonable attorneys’ fees and expenses) arising from any claim or threatened claim by or through a third party with respect to the Company, this Agreement or Executive’s or Wellington’s services to the Company including as a consultant and as a director of any Company subsidiary or affiliate. Without limiting the foregoing, this Agreement and General Release applies to any and all matters that have been or which could have been asserted in a lawsuit or in any state, federal or foreign court, up to the date of this Agreement. The Indemnification Agreement dated as of March 31, 2021 by and between the Company and the Executive (the “Indemnification Agreement”) is incorporated by reference herein and remains in full force and effect. In the event of a conflict between the Indemnification Agreement and this Agreement and General Release, the Indemnification Agreement shall control.

9.	Law Suits, Right to File Charges and Participate in Investigations: Except as otherwise stated below, Executive and Company each agrees and covenants not to file any suit, complaint, claim, grievance or demand for arbitration against the other party in any court, administrative agency, commission or other forum with regard to any claim, demand, liability or obligation with respect to any matters which were or could have been alleged arising out of Executive’s employment with the Company or separation from employment, his consulting engagement through Wellington or his service as a director of any Company subsidiary or affiliate. Executive understands that nothing in this Agreement and General Release shall be construed to prohibit him from filing a charge with, or participating in any investigation or proceeding conducted by, the Equal Employment Opportunity Commission, National Labor Relations Board and/or any federal, state or local agency pursuant to any and all laws including Section 7 of the National Labor Relations Act. Executive’s right to file charges and participate in investigations is not restricted by any provisions of this Agreement, including, but not limited to, those provisions relating to confidentiality, covenants not to sue and representations about prior claims, nor are the Executive’s rights under the Indemnification Agreement affected by the terms and conditions of this Section 9.

Notwithstanding the foregoing, Executive waives any and all rights to recover monetary damages in any charge, complaint or lawsuit filed by him or by anyone else on his behalf. Executive further understands that nothing herein shall be construed to prohibit him from challenging the Company’s failure to comply with its promise to provide the consideration set forth in paragraph 2 of this Agreement and General Release. If the Company violates this Agreement and General Release by suing or commencing a proceeding, except as set forth above, he shall pay all costs and expenses of the Company in connection with defending against the suit or proceeding, including reasonable attorney’s fees. Executive shall have the right to sue to enforce the provisions of this Agreement and General Release inclusive of paragraphs 2 and 8 if the Company shall breach same. If Executive is required to sue to enforce the provisions of paragraph 2, 8, and/or this Agreement and General Release, or if the Company otherwise violates this Agreement and General Release, the Company shall pay all costs and expenses of Executive in connection thereto including reasonable attorneys’ fees.

10.	Return of Property: Executive affirms that he has returned to the Company all of the Company’s property that he has in his possession, except as may be permitted by the Company in connection with his work as an advisor under the Advisory Services Agreement entered into on this date.

11.	No Application for Reemployment: Executive affirms that he no longer desires employment, reinstatement or reemployment with the Company, and agrees that he will not seek employment, reinstatement or reemployment with the Company on any basis at any time in the future except as set forth in the Advisory Services Agreement entered into on this date and attached hereto as Exhibit C. Executive agrees that if he violates any provision of this Paragraph, the Company will have the right to reject his application for employment, reinstatement or reemployment. The parties agree this Paragraph is not and shall not be deemed to be evidence of retaliation against Executive by the Company.

12.	Intentionally Omitted.

13.	Confidential Information; Non-Compete/Non Solicitation:

a.	Confidential Information. Section 6(a) of the Employment Agreement is incorporated by reference herein. The Company agrees and acknowledges that, during and potentially after the Term of the Advisory Services Agreement, Executive and the Company might collaborate on a new venture or ventures related to financing, investing in, ownership, operation and/or management of funds, companies, entities, assets, infrastructure and/or facilities related to cryptocurrency assets, mining and/or staking (each, a “New Venture”), and the Company hereby authorizes the use of Confidential Information by Executive in connection with the New Venture. This authorization constitutes written authorization of the Company pursuant to both this Section 13 and Section 6(a) of the Employment Agreement by and between Bryan Bullett and the Company dated March 31, 2021.

b.	Ownership of Work. Notwithstanding any provision in this Agreement and General Release to the contrary, Executive is authorized to use Work Product, Intellectual Property and materials created, received or transmitted in connection with its work or using the facilities of the Company in connection with the New Venture, and will not be restricted from or owe any royalties or other compensation as a result of Executive’s incorporation of such materials in the New Venture. In the event of a conflict between the Advisory Services Agreement, inclusive of all activities contemplated thereunder, and this Agreement and General Release, the Advisory Services Agreement shall control.

i Work Product. Executive hereby agrees that any and all work created, conceived, or otherwise developed during the Executive’s term as CEO of the Company and certain works and related intellectual property, as all of such relates to the Company, including without limitation, original works of authorship, inventions, ideas, products, processes, apparatuses, articles of manufacture, programs, routines, object and source codes, specifications, discoveries, designs, technology, embodiments, whether or not patentable, trademarks (including service marks and trade dress), copyrights, trade secrets, and other intellectual property rights (hereinafter “Work Product”) shall be deemed a “Work Made for Hire” as that phrase is defined in 17 U.S.C. § 101 and used throughout the Copyright Act of 1976. To the extent any works of authorship embodied in the Work Product are not considered a “Work Made for Hire,” as that phrase is defined in 17 U.S.C. § 101, Executive hereby assigns to the Company all right, title, and interest in and to any copyright of such works of authorship embodied in the Work Product. If Executive has any rights to the Work Product that cannot be assigned to the Company, Executive unconditionally and irrevocably (i) waives the enforcement of such rights, and (ii) grants to the Company during the term of such rights, an exclusive, irrevocable, perpetual, fully paid-up, worldwide, royalty-free license to use, have used, copy, have copied, modify, have modified, create derivative works of, distribute, have distributed, publicly perform and publicly display such Work Product, by all means now known or later developed, with the right to sublicense and assign such rights.

ii  Assignment. Executive hereby assigns, and agrees to assign, to the Company, any and all right, title, and interest he may have in and to any Work Product, exclusive of the New Venture, together with all intellectual property therein, to the extent known to Executive. Executive will render all customary and reasonable assistance to the Company’s expense but without any additional compensation to Executive, including, without limitation, execution and delivery of any documents reasonably requested by the Company, to secure, perfect, register, and enforce all such rights in the Work Product.

iii  Intellectual Property. The Company owns, or may come to own, various copyrights, patents, trademarks, service marks, Internet websites, proprietary software (including object code and source code), information systems, inventions (whether or not patentable), concepts, designs, models, recipes, databases and other data, technology and other trade secrets, (together with all derivatives, renewals and/or extensions thereof, “Intellectual Property”) that the Executive may have previously had access to during the course of performing his services prior to the date hereof. The ownership of Intellectual Property is the exclusive property of the Company, as applicable, and no right therein has vested in Executive at any time. Executive hereby waives all right, title and interest to any Work Product that may have been used or will be used for the Company’s website or services following the date hereof.

c.	Non-Solicitation & Non-Compete.

i Non-Compete. During the Time Limit (as defined below), Executive shall not, without the written consent of the Company which shall not be unreasonably withheld, directly or indirectly, (i) become associated with, render services to, invest in, represent, advise or otherwise participate in as an officer, employee, director, majority stockholder, managing partner, managing member, promoter, agent of, or otherwise, any business which is conducted in North America and which is competitive with the business conducted by the Company as of the date Executive’s resignation which for purposes of this Section 13 shall not include any business which does not derive at least ninety (90%) percent of its revenues from the self-mining of bitcoin (each, a “Non-Direct Competitor”); or (ii) for Executive’s own account or for the account of any other person or entity (A) interfere with the Company’ relationship with any of its suppliers, customers, accounts, brokers, representatives or agents or (B) transact any business (which provides products or service that directly compete with the Company’s bitcoin self-mining business) with any customer, account or supplier of the Company which transacted business with the Company at any time during the Executive’s term as CEO of the Company other than a Non-Direct Competitor; or (iii) employ or otherwise engage, or solicit, entice or induce on behalf of Executive or any other person or entity, the services, retention or employment of any person who has been a principal, partner, stockholder, sales representative, trainee or employee of the Company within one year of the date of such offer or solicitation. Notwithstanding any provisions in this Section 13 to the contrary, (1) this Subsection (c) shall not prohibit Executive from purchasing or owning up to three percent (3%) of the outstanding capital stock of a company which has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended; (2) this Subsection (c) shall not prohibit Executive from engaging in any and all activities related to the New Venture; and (3) Executive may engage in charitable or civic activities which do not interfere with Executive’s performance of his or his duties hereunder. In the event of any conflict between the Advisory Services Agreement, inclusive of all activities contemplated or performed thereunder, and this Agreement and General Release, the Advisory Services Agreement shall control.

d.	Time Limit. The term “Time Limit” shall mean the earlier of (A) one (1) year from the date of this Agreement and General Release or (B) the date upon which the Advisory Services Agreement is no longer in effect. In the event that a court of competent jurisdiction determines that the temporal restriction herein is too broad, the parties agree to reduce such restriction to six (6) months from the Effective Date.

14.	Injunctive Relief: The parties acknowledge and agree that the provisions of paragraphs 2, 3, 5, 6, 7, 8, 9, 12 and 13, are a material inducement for each party to enter into this Agreement and General Release. Executive recognizes and agrees that any violation of the covenants in these paragraphs will cause irreparable and continuing damage to the Company. Accordingly, the Company shall be entitled to injunctive or other equitable relief, including an order restraining any further violation, without the necessity of showing any actual damages or irreparable harm or posting any bond or security. In addition, the Company, to the extent allowable by law, shall have the right to immediately cease any and all compensation still outstanding to Executive, and that such injunctive relief shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. The Company recognizes and agrees that any violation of the Company’s obligation to Executive under this Agreement will cause irreparable and continuing damage to Executive. Accordingly, Executive shall be entitled to compensation and other injunctive and equitable relief, including an order restraining any failure violation without the necessity of showing any actual damages or irreparable harm or posting any bond or security. Such injunctive relief shall be cumulative and in addition to any other rights or remedies to which the Executive may be entitled. The prevailing party in any injunctive action shall pay the other party the costs it incurs, including reasonable attorney’s fees and expenses, in bringing and prosecuting any proceeding to enforce the terms of this Agreement and General Release, provided the non-prevailing party is ultimately found by a court of competent jurisdiction to have breached the terms of this Agreement and General Release.

15.	Future Cooperation: Executive agrees to fully cooperate with the Company on all transactional matters. This shall include, but not be limited to, Executive’s transfer of all documents and other property of the Company back to the Company and the removal of Executive’s name and authority from all Company bank accounts. The terms and conditions of an Advisory Services Agreement, to be entered into together with this Agreement and General Release, are incorporated by reference herein.

16.	Governing Law, Interpretation and Venue: This Agreement and General Release shall be governed and interpreted in accordance with the laws of the State of New York without regard to its conflict of laws provision. Should any provision of this Agreement and General Release be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, other than paragraphs 7 and 8, such provision shall immediately become null and void, leaving the remainder of this Agreement and General Release in full force and effect.

The parties further agree that any action brought to enforce any of the terms of this Agreement and General Release will be brought in any federal or state court of competent jurisdiction located in the City of New York, State of New York.

17.	Successors and Assigns:

(a) This Agreement and General Release is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement and General Release shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c) The Company will require any successor to all or substantially all of the business (whether direct or indirect, by purchase of ownership interests, merger, consolidation or otherwise and/or purchase of assets of the Company) to assume expressly and agree to perform this Agreement and General Release in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

18.	ADEA Waiver. Under the Older Workers Benefit Protection Act of 1990, EXECUTIVE acknowledges that he is knowingly and voluntarily waiving and releasing any rights he may have under the Age Discrimination in Employment Act (“ADEA’’) (“ADEA Waiver”). He also acknowledges that the consideration given for the ADEA Waiver is in addition to anything of value to which he is already entitled. He further acknowledges that he has been advised by this writing, as required by the ADEA, that: (a) his ADEA Waiver does not apply to any rights or claims that arise after the date he signs this Agreement and General Release; (b) he should consult with an attorney prior to signing this Agreement and General Release; (c) he will have twenty-one (21) days to consider this Agreement and General Release (although he may choose to voluntarily sign it sooner but such Agreement shall not be binding until after such twenty one day period has expired) (the “Execution Date”); (d) he has seven (7) days following the Execution Date to revoke it, which revocation to be effective only if he delivers written notice of revocation via letter, email or facsimile to the addressee set forth in the Preamble to this Agreement and General Release within the seven (7)-day period; and (e) this Agreement will not be effective or enforceable until that revocation period has expired (“Effective Date”). If Executive exercises his right to revoke his waiver and release under the ADEA, the remainder of this Agreement shall continue in full force and effect, except that the amount of his compensation in Section 2 shall be reduced by $5,000 which Executive agrees that the remaining compensation constitutes adequate and sufficient consideration to continue to bind him to all provisions of this Agreement and his obligations hereunder.

19.	Separability. The invalidity or unenforceability of any provision of this Agreement and General Release shall not affect the validity or enforceability of any other provision of this Agreement and General Release.

20.	Waiver. Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement and General Release.

21.	Non-Admission of Wrongdoing. The Parties agree that neither this Agreement and General Release, nor the furnishing of the consideration for this Agreement and General Release, shall be deemed or construed at any time for any purpose as an admission by either Party of any liability or unlawful or wrongful conduct of any kind.

22.	Amendment: This Agreement and General Release may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement and General Release.

23.	Headings: Headings in this Agreement and General Release are for convenience only and shall not be used to interpret or construe its provisions.

24.	Entire Agreement: This Agreement and General Release sets forth the entire agreement between the Parties hereto, and fully supersedes any prior obligation of the Parties to each other. The Parties acknowledge that they have not relied on any representations, promises, or agreements of any kind made in connection with their respective decisions to accept this Agreement and General Release except for those set forth in this Agreement and General Release.

25.	Counterparts: This Agreement and General Release may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

EXECUTIVE IS HEREBY ADVISED THAT HE HAS UP TO TWENTY-ONE (21) CALENDAR DAYS TO REVIEW THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE.

EXECUTIVE IS FURTHER ADVISED THAT HE MAY REVOKE THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE DURING THE SEVEN (7) DAY PERIOD AFTER THE DATE HE SIGNS IT, AND THAT IT DOES NOT BECOME EFFECTIVE AND ENFORCEABLE UNTIL THE EIGHTH DAY (THE “EFFECTIVE DATE”) AFTER HE SIGNS IT.

EXECUTIVE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE DOES NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN PARAGRAPH 2 ABOVE, EXECUTIVE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, AND AFTER CONSULTING WITH COUNSEL OF HIS CHOICE, ENTERS INTO THIS CONFIDENTIAL NEGOTIATED SEPARATION AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST THE COMPANY.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Confidential Negotiated Settlement Agreement and General Release as of the date set forth below:

Date: March 13, 2023	/s/ Bryan Bullett
Bryan Bullett

WITNESS:

/s/ Elliot H. Lutzker

Date: March 13, 2023	By:	/s/ Erke Huang
Erke Huang
Chief Financial Officer

WITNESS:

/s/ Elliot H. Lutzker

Exhibit A

To: Bit Digital Inc.

I hereby resign employment with Bit Digital Inc. and of all positions with its subsidiaries, effective March 31, 2023.

/s/ Bryan Bullett
Bryan Bullett

Exhibit B

Press Release

Exhibit C

Advisory Services Agreement